                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 16)*

              ROHN INDUSTRIES, INC. (FORMERLY UNR INDUSTRIES, INC.)
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   903-185-114
                                 (CUSIP NUMBER)

                           JOHN H. LAERI, JR., TRUSTEE
                        UNR ASBESTOS-DISEASE CLAIMS TRUST
                         161 SOUTH LINCOLNWAY, SUITE 206
                             NORTH AURORA, IL 60542
                                 (630) 892-5757
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:


                            EMANUEL S. CHERNEY, ESQ.
                                Kaye Scholer LLP
                                 425 Park Avenue
                              New York, N.Y. 10022
                                 (212) 836-8000


                                  MARCH 6, 2001
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 903-185-114                13D                    Page 2 of 8 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     UNR Asbestos-Disease Claims Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Illinois
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 29,348,051
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    29,348,051
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     29,348,051
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     55.6% (as of March 6, 2001)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 903-185-114                13D                    Page 3 of 8 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     John H. Laeri, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 25,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    29,348,051
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    25,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    29,348,051
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     29,373,051
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     55.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 903-185-114                13D                    Page 4 of 8 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     David S. Shrager
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    29,348,051
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    29,348,051
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     29,348,051
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     55.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 903-185-114                13D                    Page 5 of 8 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Michael E. Levine
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 62,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    29,348,051
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    62,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    29,348,051
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     29,410,051
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     55.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 16 amends and supplements the Schedule 13D filed on March 5, 1990 as amended by Amendment Nos. 1 through 15 (the "Schedule 13D") by the UNR Asbestos Disease Claims Trust (the "Trust") with respect to the Common Stock, par value of $.01 per share (the "Common Stock"), of ROHN Industries, Inc. (formerly UNR Industries, Inc.), a Delaware corporation ("ROHN"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in Schedule 13D.

Item 4.       PURPOSE OF TRANSACTION.

              Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs immediately before the final paragraph of such Item:

              ROHN has announced that it intends to commence a "modified dutch auction" tender offer to stockholders (the "Tender Offer"), in which it would offer to purchase up to 5,430,729 shares of Common Stock. The price at which it would purchase Common Stock would be a single price not greater than $4.50 nor less than $3.75, to be established through the dutch auction procedure to be described in the Company's Offer to Purchase with respect to the Tender Offer.

              ROHN and the Trust have entered into a Stock Purchase Agreement dated as of March 6, 2001, a copy of which is attached hereto as Exhibit 15. The Agreement provides that the Trust will not tender its shares of Common Stock in the Tender Offer. Subject to the terms and conditions of the Stock Purchase Agreement, the Company will purchase from the Trust, at the same price at which the Company purchases Common Stock in the Tender Offer, the same proportion of the Trust's shares as the proportion of all other stockholders' shares that the Company purchases in the Tender Offer.

              Under the Stock Purchase Agreement, the Trust has agreed to use its best efforts to obtain approval of the Trust share purchase from the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, on an expedited basis. In addition, the Trust has agreed not to sell, pledge, encumber or dispose of its shares, or otherwise take any action that would prevent it from performing its obligations under the Stock Purchase Agreement until the completion of the stock purchase from the Trust or the termination of the Stock Purchase Agreement.

              The conditions to closing the transaction contemplated by the Stock Purchase Agreement include the completion of the Tender Offer, as well as other conditions. The closing under the Stock Purchase Agreement is expected to take place on the 11th business day after the termination of the Tender Offer or, if later, on the day following the full satisfaction or waiver of all of the closing conditions set forth in the Stock Purchase Agreement (other than those to be satisfied by deliveries at the closing). The Stock Purchase Agreement will terminate if the Tender Offer expires or terminates without the Company accepting and purchasing any shares. In addition, if the closing of the stock purchase from the Trust has not occurred on or before the expiration of sixty

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days after the Company's acceptance of and payment for shares under the Tender
Offer by reason of the failure of any condition under the Stock Purchase Agreement to be satisfied, the Stock Purchase Agreement may be terminated by written notice of either party. The Trust may also terminate the Stock Purchase Agreement if the Tender Offer is not commenced within five business days after the date of the Stock Purchase Agreement.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

              See Item 4 above.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 15 -- Stock Purchase Agreement dated as of March 6, 2001, by and between ROHN and the Trust.

                                   SIGNATURES


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 7, 2001                     UNR Asbestos-Disease Claims Trust


                                         By: /s/  John H. Laeri, Jr.
                                            ------------------------------------
                                            John H. Laeri, Jr., Trustee Chairman